Exhibit 99.1

Provident Clarifies Due Bill Process and Provides Ex-Stock
Distribution Date Update for U.S. Unitholders

News Release 14-10
June 30, 2010

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced the ex-distribution date for Provident's post Pace Oil and Gas Ltd. (Pace) stock distribution on the New York Stock Exchange (NYSE) is July 14, 2010, with units trading until then at pre-stock distribution prices under a "due bill" process, consistent with the NYSE's policy to defer the ex-distribution date to one day following the stock allocation.

Unitholders wishing to trade on the NYSE between July 7, 2010 (the TSX ex-distribution date) and July 13, 2010 (the distribution date), will be trading units at the pre-stock distribution price. During this period, a buyer of Provident trust units on the NYSE will be assigned an instrument known as a due bill, which is the right to receive Pace shares at the time of the Pace stock distribution. In turn, a seller of Provident trust units on the NYSE will automatically assign that right to a buyer. The Depository Trust & Clearing Corporation will record all trading activity on the NYSE during this period to facilitate this due bill process.

The stock distribution of Pace shares will be payable to Provident unitholders of record on July 9, 2010 starting on July 13, 2010. Trading activity on the TSX will reflect post-stock distribution prices commencing on the TSX ex-distribution date of July 7, 2010.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com